AEM SPA


a2a
energie in comune

FILE NO. 82-4911




10015622

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 26, 2010

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press releases.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

dlw 5/3

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu



a2a
energie in comune

FILE NO. 82-4911

RECEIVED
2010 MAY -3 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

The Supervisory Board approves the annual and consolidated financial statements at 31 December 2009

Brescia, 26 April 2010 – The Supervisory Board, under the chairmanship of Mr. Graziano Tarantini, met today and approved the annual and consolidated financial statements of the A2A Group at 31 December 2009.

The Supervisory Board has agreed with the proposal of the Management Board to submit to the AGM the distribution of a dividend of Euro 0.07 per share, that will be payable on 24 June (ex-dividend date 21 June 2010).

According to art. 22 of the by-laws, as allowed by art. 2505 of the Civil Code, the Supervisory Board has also finally approved the merger plan by incorporation of A2A Produzione S.r.l. subsidiary, fully controlled by A2A S.p.A.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu


a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

Milan, 26 April 2010 – As required by law, it is hereby made known that starting from today the minutes of April 26, 2010 meeting of the Supervisory Board concerning the merger of A2A Produzione S.r.l. in A2A S.p.A. is available to members of the public and is available on the website www.a2a.eu.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu